Exhibit 99.2

VERSABANK

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy – Annual and Special Meeting to be held on April 19, 2023

This Form of Proxy is solicited by and on behalf of management of VersaBank (the "Bank").

Notes to form of proxy

1. **Every holder ("Shareholder" or "you") of common shares ("Shares") of the Bank has the right to appoint some other person of their choice, who need not be a Shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the Shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form of proxy. If you are voting on behalf of a corporation or another individual, you must sign this form of proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this form of proxy.
3. This form of proxy should be signed in the exact manner as the name(s) appear(s) on the form of proxy.
4. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed by management of the Bank to the Shareholder.
5. **The Shares represented by this form of proxy will be voted or withheld from voting as directed by the Shareholder(s); however, if such a direction is not made in respect of any matter that properly comes before the meeting, this form of proxy will be voted as recommended by management of the Bank.**
6. The Shares represented by this form of proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the Shareholder, on any ballot that may be called for and, if the Shareholder has specified a choice with respect to any matter to be acted on, the Shares represented by this form of proxy will be voted or withheld from voting accordingly.
7. This form of proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This form of proxy should be read in conjunction with the accompanying Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular.

Proxies submitted must be received by 10:30 a.m. (EDT), on April 17, 2023.

VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote by Mail

- Complete, sign and date the reverse hereof.
- Return this Proxy in the envelope provided or to

  Computershare Trust Company of Canada
  100 University Avenue, 8th floor
  Toronto, Ontario M5J 2Y1

To Vote by Fax

- Complete, sign and date the reverse hereof.
- Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is NO CHARGE for this call.
- Forward it by fax to 416-263-9524 for calls outside Canada and the U.S.

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Receive Documents Electronically

- You can enrol to receive future securityholder communications electronically by visiting www.investorcentre.com.

If you vote by the Internet, DO NOT mail back this form of proxy.

Voting by mail or by Fax may be the only methods for Shares held in the name of a corporation or Shares being voted on behalf of another individual.
Voting by mail, by Fax or by Internet are the only methods by which a Shareholder may appoint a person as proxyholder other than the management nominees named on the reverse of this form of proxy. Instead of mailing this form of proxy, you may choose to vote using the Internet.

To vote by the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

01VPWA

+ +

Appointment of Proxyholder

I/We, being Shareholder(s) of the Bank, hereby appoint: The Honourable Thomas A. Hockin, Chair of the Bank, or failing him, David R. Taylor, a Director and President & CEO of the Bank,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the Shareholder in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Shareholders to be held at the TMX Market Centre, 120 Adelaide Street West, Toronto, Ontario on Wednesday, April 19, 2023 at 10:30 a.m. (EDT) and at any adjournment or postponement thereof and with authority to act in the proxyholder's discretion in respect of such amendments or variations and other matters as may properly come before the meeting.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Withhold
1. Appointment of Auditors To appoint Ernst & Young LLP as auditors for the ensuing year and to authorize the Directors of the Bank to fix their remuneration.	☐	☐

2. Election of Directors (by cumulative voting)

VOTE For all nominees ☐
(if you wish to distribute your votes otherwise than equally among all the nominees listed below, please indicate the number of votes allocated to each nominee in the chart below)

OR

Withhold vote in respect of all nominees ☐

OR

Withhold vote in respect of all nominees ☐
(please strike out the name of the nominee(s) for whom you are withholding your vote in the chart below; if you wish to distribute your votes otherwise than equally among the nominees for whom you have not withheld your vote, please indicate the number of votes allocated to each nominee)

Vote allocation (optional)

Director nominee	Vote allocation	Director nominee	Vote allocation
The Honourable Thomas A. Hockin		Richard H.L. Jankura	
David R. Taylor		Arthur Linton	
Gabrielle Bochynek		Peter M. Irwin	
Robbert-Jan Brabander		Susan T. McGovern	
David A. Bratton		Paul G. Oliver	

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any form of proxy previously given with respect to the meeting. **If no voting instructions are indicated above, this form of proxy will be voted as recommended by management of the Bank.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive (or continue receiving) Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. If you do not mark this box and return this form of proxy, such filings will not be sent to you in 2023. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. If you do not mark this box and return this form of proxy, such filings will continue to be sent to you. ☐

If you are not mailing back your form of proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

■ PFWQ 348558 AR2 +

01VPXA